================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                (Amendment No. 6)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                              The Brazil Fund, Inc.
                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    105759104
                                    ---------
                                 (CUSIP Number)

                                 Barry M. Olliff
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                                ----------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 24, 2006
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
================================================================================

===================                                                  ===========
CUSIP NO. 105759104                    13D                           PAGE 2 of 6
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             OO
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       415,100
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     415,100
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             415,100
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.56%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             HC
================================================================================

                               (Page 2 of 6 Pages)

===================                                                  ===========
CUSIP NO. 105759104                    13D                           PAGE 3 of 6
===================                                                  ===========

================================================================================
     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
------------ -------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (A) [_]
                                                                         (B) [_]

------------ -------------------------------------------------------------------
     3       SEC USE ONLY


------------ -------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             WC
------------ -------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) OR 2(e)
                                                                             [_]
------------ -------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             England and Wales
--------------------------------------------------------------------------------
  NUMBER OF              7      SOLE VOTING POWER

   SHARES                       415,100
                   ------------ ------------------------------------------------
BENEFICIALLY             8      SHARED VOTING POWER

  OWNED BY                      0
                   ------------ ------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER

  REPORTING                     415,100
                   ------------ ------------------------------------------------
   PERSON               10      SHARED DISPOSITIVE POWER

    WITH                        0
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             415,100
------------ -------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                             [_]
------------ -------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.56%
------------ -------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA
================================================================================

                               (Page 3 of 6 Pages)

This Amendment No. 6 to Schedule 13D (this "Amendment No. 6") should be read in conjunction with the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on August 5, 2005 (the "Original Schedule 13D"), with Amendment No. 1 to Schedule 13D filed with the SEC on September 2, 2005 ("Amendment No. 1"), with Amendment No. 2 to Schedule 13D filed with the SEC on November 1, 2005 ("Amendment No. 2"), with Amendment No. 3 to Schedule 13D filed with the SEC on December 7, 2005 ("Amendment No. 3"), Amendment No. 4 to
Schedule 13D filed with the SEC on April 10, 2006 ("Amendment No. 4"), and Amendment No. 5 to Schedule 13D filed with the SEC on May 22, 2006 ("Amendment No. 5", and, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, the "Amendments") by City of London Investment Group PLC ("City of London") and City of London Investment Management Company Limited relating to the shares of common stock, par value $0.01 per share (the "Shares"), of The Brazil Fund, Inc. (the "Fund"). This Amendment No. 6 amends Item 5 of the Original Schedule 13D. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original
Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

           Items 5(a) and 5(b) below are hereby amended and restated in their entirety and Item 5(c) is hereby amended as follows:

           (a) and (b). As of the date hereof, EWF, GEM, IEM, FREE, GFM, and Accounts owned 28,900, 63,304, 89,525, 143,300, 7,512, and 82,559
           Shares, respectively, representing approximately 0.18%, 0.39%, 0.55%, 0.88%, 0.05%, and 0.51%, respectively, of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

           As of the date hereof, CLIG, through its control of CLIM, is the beneficial owner of 415,100 Shares, representing approximately 2.56% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

           As of the date hereof, CLIM, through EWF, GEM, IEM, FREE, GFM, and Accounts, is the beneficial owner 415,100 Shares, representing approximately 2.56% of the Shares outstanding (based on the most recent Share information publicly disclosed by the Fund).

           (c). Except as described below, no transactions in the Shares were effected by the Reporting Persons, or, to their knowledge, any of the persons identified in Item 2, since the last filing.


      -------------------------------------------------------------------------
         PORTFOLIO        TRADE       TRANSACTION    NUMBER             TRADE
                          DATE           TYPE       OF SHARES           PRICE
      -------------------------------------------------------------------------
      ACCOUNTS           4/3/2006        BUY            9,100          62.4013
      -------------------------------------------------------------------------
      ACCOUNTS           4/5/2006        BUY           12,000            62.65
      -------------------------------------------------------------------------

                               (Page 4 of 6 Pages)

      -------------------------------------------------------------------------
      ACCOUNTS          4/12/2006        BUY            1,100          61.2759
      -------------------------------------------------------------------------
      GEM               4/12/2006        BUY            7,300          61.2759
      -------------------------------------------------------------------------
      GFM I             4/12/2006        BUY            2,900          61.2759
      -------------------------------------------------------------------------
      ACCOUNTS          4/27/2006        BUY            7,300          63.8881
      -------------------------------------------------------------------------
      ACCOUNTS           5/1/2006        BUY           32,600           67.093
      -------------------------------------------------------------------------
      EWF                5/1/2006        BUY           22,900           67.093
      -------------------------------------------------------------------------
      GEM                5/1/2006        BUY           54,800           67.093
      -------------------------------------------------------------------------
      GFM I              5/1/2006        BUY            4,400           67.093
      -------------------------------------------------------------------------
      IEM                5/1/2006        BUY           39,700           67.093
      -------------------------------------------------------------------------
      FREE               5/3/2006        BUY           75,000             67.8
      -------------------------------------------------------------------------
      GEM                5/3/2006        BUY           18,100             67.8
      -------------------------------------------------------------------------
      FREE               5/4/2006        BUY           27,200           68.585
      -------------------------------------------------------------------------
      GEM                5/4/2006        BUY           15,000           68.585
      -------------------------------------------------------------------------
      EWF                5/4/2006       SELL           15,000           68.585
      -------------------------------------------------------------------------
      FREE               5/5/2006        BUY            9,700          68.8557
      -------------------------------------------------------------------------
      FREE               5/8/2006        BUY            8,300          69.4361
      -------------------------------------------------------------------------
      GEM                5/8/2006        BUY           12,400          69.4361
      -------------------------------------------------------------------------
      ACCOUNTS          5/15/2006        BUY           18,300          61.9049
      -------------------------------------------------------------------------
      ACCOUNTS          5/19/2006       SELL          246,120             61.1
      -------------------------------------------------------------------------
      EWF               5/19/2006       SELL           32,000             61.1
      -------------------------------------------------------------------------
      FREE              5/19/2006       SELL           86,880             61.1
      -------------------------------------------------------------------------
      GEM               5/19/2006       SELL          200,000             61.1
      -------------------------------------------------------------------------
      GFM I             5/19/2006       SELL           25,000             61.1
      -------------------------------------------------------------------------
      IEM               5/19/2006       SELL           70,000             61.1
      -------------------------------------------------------------------------
      ACCOUNTS          5/22/2006        BUY           48,550          57.3849
      -------------------------------------------------------------------------
      EWF               5/22/2006        BUY           10,700          57.3849
      -------------------------------------------------------------------------
      FREE              5/22/2006        BUY           10,800          57.3849
      -------------------------------------------------------------------------
      IEM               5/22/2006        BUY           11,350          57.3849
      -------------------------------------------------------------------------
      FREE              5/23/2006        BUY           25,800          60.3946
      -------------------------------------------------------------------------
      ACCOUNTS          5/23/2006       SELL          194,800          60.3946
      -------------------------------------------------------------------------
      EWF               5/23/2006       SELL           67,700          60.3946
      -------------------------------------------------------------------------
      GEM               5/23/2006       SELL          151,000          60.3946
      -------------------------------------------------------------------------
      GFM I             5/23/2006       SELL           18,600          60.3946
      -------------------------------------------------------------------------
      IEM               5/23/2006       SELL          211,800          60.3946
      -------------------------------------------------------------------------
      FREE              5/23/2006       SELL          258,000          60.3946
      -------------------------------------------------------------------------
      FREE              5/24/2006        BUY            9,100          58.2363
      -------------------------------------------------------------------------
                               (Page 5 of 6 Pages)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2006


                                      CITY OF LONDON INVESTMENT GROUP PLC


                                      /s/ Barry M. Olliff
                                      ------------------------
                                      Name: Barry M. Olliff
                                      Title: Director


                                      CITY OF LONDON INVESTMENT MANAGEMENT
                                      COMPANY LIMITED


                                      /s/ Barry M. Olliff
                                      ------------------------
                                      Name: Barry M. Olliff
                                      Title: Director









                               (Page 6 of 6 Pages)